SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of 04/25/2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




                                                                        Barclays
                                                             Barclays Compliance
                                                               1 Churchill Place
                                                                          London
                                                                         E14 5HP
                                                              Tel: 020 7116 2913
                                                              Fax: 020 7116 7665


The Company Secretary
Telent Plc
New Century Park
PO Box 53 Coventry
West Midlands
CV3 1HJ



20 April 2006



Dear Sir


Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 19 April 2006 Barclays Plc, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.09%.

Details of this interest, together with a breakdown figure between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 61,306,659 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913


Yours faithfully,

Geoff Smith

Enc.

                              LEGAL ENTITY REPORT

TELENT                                                           SEDOL : BOS5CP5


As at 19 April 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 1,894,562 ORD GBP0.875 representing 3.09% of the issued share capital of 61,306,659 units.




Legal Entity                                    Holding          Percentage Held

Barclays Global Investors Japan Trust &          69,819                    .1139
Barclays Capital Securities Ltd                 155,626                    .2538
Barclays Global Investors Australia Ltd           5,386                    .0088
Barclays Private Bank Ltd                             1                    .0001
Barclays Global Investors Japan Ltd               5,516                    .0090
Barclays Global Investors Ltd                   718,313                   1.1717
Barclays Bank Plc                               185,740                    .3030
Barclays Life Assurance Co Ltd                   70,051                    .1143
Gerrard Ltd                                         251                    .0004
Barclays Global Fund Advisors                   244,787                    .3993
Barclays Global Investors Canada Ltd              3,829                    .0062
Barclays Global Investors, N.A.                 435,243                    .7099

                             Group Holding    1,894,562                   3.0904




                           REGISTERED HOLDERS REPORT


TELENT                                                           SEDOL : BOS5CP5


As at 19 April 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 1,894,562 ORD GBP0.875 representing 3.09% of the issued share capital of 61,306,659 units.


Registered Holder                      Account Designation               Holding

Bank of New York                                                           4,090
Barclays Capital Nominees Limited                                         85,191
Barclays Capital Nominees Limited                                        -72,812
Barclays Capital Nominees Limited                                        182,082
Barclays Capital Nominees Limited                                        -38,835
Barclays Capital Nominees Limited                                        185,740
Barclays Global Investors Canada                                           3,829
Boiss Nominees Ltd                          4224361                       37,285
Chase Nominees Ltd                            16376                       30,476
Chase Nominees Ltd                            16530                        7,020
Chase Nominees Ltd                            28270                       19,748
Greig Middleton Nominees Limited (GM1)                                         1
Investors Bank and Trust Co.                                                 544
Investors Bank and Trust Co.                                              11,067
Investors Bank and Trust Co.                                                 946
Investors Bank and Trust Co.                                             307,788
Investors Bank and Trust Co.                                               2,423
Investors Bank and Trust Co.                                               5,602
Investors Bank and Trust Co.                                              63,974
Investors Bank and Trust Co.                                               3,424
Investors Bank and Trust Co.                                             225,533
Investors Bank and Trust Co.                                              17,541
Investors Bank and Trust Co.                                               1,713
JP Morgan (BGI Custody)                       16331                       16,461
JP Morgan (BGI Custody)                       16341                       33,842
JP Morgan (BGI Custody)                       16400                      596,247
JP Morgan (BGI Custody)                       18409                       47,285
JPMorgan Chase Bank                                                        1,884
JPMorgan Chase Bank                                                        6,373
JPMorgan Chase Bank                                                        8,468
JPMorgan Chase Bank                                                        2,976
JPMorgan Chase Bank                                                        8,498
JPMorgan Chase Bank                                                       32,608
JPMorgan Chase Bank                                                          542
JPMorgan Chase Bank                                                          512
JPMorgan Chase Bank                                                        7,958
JPMorgan Chase Bank                                                        5,386
JPMorgan Chase Bank                                                        3,575
JPMorgan Chase Bank                                                          594
JPMorgan Chasse Bank                                                       1,824
Mellon Trust - US Custodian/                                               4,592
Mitsui Asset                                                                 752
R C Greig Nominees Limited                                                   106
R C Greig Nominees Limited a/c AK1                                           141
R C Greig Nominees Limited a/c BL1                                             1
R C Greig Nominees Limited GP1                                                 2
State Street Boston                                                       28,969
Trust & Custody Services Bank                                                595
Zeban Nominees Limited                                                         1

                            Total                                      1,894,562


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 25/04/2006